UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________________ TO _________________

COMMISSION FILE NUMBER 333-147397
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Smith & Hawken 401(k) Plan
4 Hamilton Landing
Novato, California 94949

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the Smith & Hawken 401(k) Plan are being filed herewith:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year

Note:  Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Meaden & Moore, Ltd.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 18, 2009	By:	/s/ DAVID C. EVANS
Printed Name: David C. Evans

	Title:	Executive Vice President and Chief
Financial Officer of The Scotts
Miracle-Gro Company

SMITH & HAWKEN 401(K) PLAN
INDEX TO THE FINANCIAL STATEMENTS December 31, 2008 and 2007
PAGE NO.

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8 – 16

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year	17

NOTE:	Other supplement schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure and ERISA have been omitted because they are not applicable.

Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees or Plan Administrator
Smith & Hawken 401(k) Plan
Novato, California

We have audited the accompanying Statements of Net Assets Available for Benefits of the SMITH & HAWKEN 401(k) PLAN (the “Plan”) as of December 31, 2008 and 2007 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In 2008, the Plan adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SMITH & HAWKEN 401(k) PLAN as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor's Rules  and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.
Certified Public Accountants

June 18, 2009
Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Smith & Hawken
401(k) Plan

	December 31
	2008	2007
ASSETS
Cash and cash equivalents	$10,292	$1,059

Investments, at Fair Value:
All/Bern Balanced A	339,921	526,556
Columbia Acorn A	443,557	567,188
Fidelity Advisor Diversified International Fund	480,316	708,787
Fidelity Advisor Dividend Growth Fund	5	16
Fidelity Advisor International Small Cap T	294,845	453,127
Fidelity Advisor Leveraged Common Stock Fund	3,579	-
Fidelity Advisor New Insights	730,433	1,004,839
Fidelity Advisor Stable Value	884,478	577,618
Fidelity Advisor Strategic Income Fund	425,967	665,235
JPM Intrepid America Fund	513,529	822,928
JPM Intrepid Value Fund	147,651	193,125
JPM Equity Index Fund	586,488	870,929
Robertson Stephens Partners	296,857	369,857
The Scotts Company Common Shares	65,527	26,115
Participant Loans	94,576	76,346

Total Investments	5,307,729	6,862,666

Total Assets	5,318,021	6,863,725

LIABILITIES	-	-

Net Assets Available for Benefits at Fair Value	5,318,021	6,863,725

Adjustment from fair value to contract value for the Fidelity Advisor
Stable Value Fund, a fully benefit-responsive investment contract	24,255	2,296

Net Assets Available for Benefits	$5,342,276	$6,866,021

See accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Smith & Hawken
401(k) Plan

	Year Ended December 31
	2008	2007
Additions to Net Assets Attributed to:
Contributions:
Employer	$842,383	$789,322
Employee	883,347	953,538
Rollovers	67,823	80,267
	1,793,553	1,823,127

Interest and dividend income	157,442	422,258

Total Additions	1,950,995	2,245,385

Deductions from Net Assets Attributed to:
Benefits paid to participants	1,063,408	808,856
Net depreciation of investments	2,420,600	34,209
Administrative expenses	18,929	22,866

Total Deductions	3,502,937	865,931

Net (Decrease) Increase before Plan Transfer	(1,551,942)	1,379,454

Plan Transfer	28,197	-

Net Assets Available for Benefits:
Beginning of Year	6,866,021	5,486,567

End of Year	$5,342,276	$6,866,021

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan

NOTE 1.  DESCRIPTION OF PLAN

The following description of The Smith & Hawken 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:

The Plan, which began February 28, 1999, is a defined contribution plan covering all employees of Smith & Hawken, Ltd. (the "Company") who meet the hour and age requirements.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended and restated effective January 1, 2006, in order to satisfy the requirements of a “safe harbor” plan.  The Plan was amended and restated effective January 23, 2003, for provisions stated in the Economic Growth and Tax Relief Reconciliation Act (EGTRRA).

The Scotts Company, LLC, parent of the Company, pursued divesting Smith & Hawken, Ltd. but was unable to negotiate economically reasonable terms.  The Scotts Company, LLC continues to evaluate options for Smith & Hawken, Ltd.  Any impact to the Plan is unknown.

Eligibility:

All employees of the Company age twenty-one and older, except nonresident aliens working outside the United States and temporary/leased employees, and who have completed two months of service in a twelve month period, are eligible to participate in the Plan and to receive safe harbor matching contributions by the Company.  Employees of the Company age twenty-one and older and who have completed 1,000 hours of service in a twelve month period are eligible to receive discretionary non-elective employer contributions.

Employee Contributions:

Each participant may elect to contribute to the Plan, through salary deferrals, a minimum of 1% to a maximum 75% of their pretax annual compensation.  Contributions are limited to the amounts defined by the Internal Revenue Code (IRC) and indexed annually for inflation.  The Plan limits the salary deferral of a participant if the participant's annual contribution limitations are exceeded, as described by the IRC.  The maximum pre-tax contributions for the years ended December 31, 2008 and 2007 were $15,500.  The Plan also provides that participants who are projected to be age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make catch-up contributions of up to $5,000 during each of the years ended December 31, 2008 and 2007.

Employer Contributions:

With the adoption of the 401(k) Safe-Harbor Provisions effective January 1, 2006, Company matching contributions were mandatory. For the year ended December 31, 2008 and 2007, the Company matched 100% of each participant’s contribution, up to the first 3% of covered compensation, plus 50% of the next 2% of covered compensation.  At its discretion, the Company may make discretionary non-elective employer contributions to the Plan.  The discretionary non-elective employer contributions were $371,127 and $304,069 for the years ended December 31, 2008 and 2007, respectively.

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan
Participants' Accounts:

401(k) Accounts - Each participant's account is credited with the participant's elective contributions, employer matching contributions, earnings and losses thereon.

Rollover contributions from other plans are also accepted provided certain specified conditions are met.

Vesting:

For the years ended December 31, 2008 and 2007, all participants are 100% vested in elective deferrals, rollover contributions, safe harbor matching contributions made by the Company, and any earnings thereon.  Participants become 100% vested in the discretionary non-elective employer contributions after 3 years of service.

Forfeitures:

The non-vested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan.  Forfeited non-vested accounts totaled $36,919 and $37,929 for the years ended December 31, 2008 and 2007, respectively.

Participants' Loans:

Loans are permitted under certain circumstances and are subject to limitations.  Participants may borrow from their account up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.  The loans are secured by the balance in the participant's account and bear interest at rates established by Fidelity Pricing and Cash Management Services.  Principal and interest are paid ratably through monthly payroll deductions.

Other Plan Provisions:

Normal retirement age is 65; however, the Plan provides for in-service withdrawals for active employees under certain circumstances.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant receives a lump sum amount equal to the vested value of his or her account.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Investment Options:

Upon enrollment in the Plan, a participant may direct his or her contributions in any of the investment options offered by the Plan.

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan

 NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The Plan's transactions are reported on the accrual basis of accounting in accordance with generally accepted accounting principles.

Investments:

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the Fidelity Advisor Stable Value Fund, a fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

The fair value of the wrapper investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Participants’ loans are valued at their outstanding balance, which approximates fair value.

Cash equivalents include short-term investments with original term to maturity of 90 days or less.  Cost approximates fair value.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.  Gains and losses on sales of investments are based on the average cost method.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the fiancial statements.  Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan

Payment of Benefits:

Benefits are recorded when paid.

Administrative Fees:

The fees and expenses of administering the Plan are paid by the Plan sponsor, except for fees relating to the investment management services of the Plan ($18,929 in 2008 and $22,866 in 2007).

Risks and Uncertainties:

The Plan's investments include investments in mutual funds and collective funds holding investment contracts with varying degrees of risk, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 3.  INVESTMENTS

The Plan's funds are invested in the various stock, bond and cash investments through the Fidelity Pricing and Cash Management Services.  Investments which constitute more than 5% of the Plan's net assets are:

	2008	2007
Fidelity Advisor Stable Value Fund	$884,478	$577,618
Fidelity Advisor New Insights	730,433	1,004,839
JPM Equity Index Fund	586,488	870,929
JPM Intrepid America Fund	513,529	822,928
Fidelity Advisor Diversified International Fund	480,316	708,787
Columbia Acorn A	443,557	567,188
Fidelity Advisor Strategic Income Fund	425,967	665,235
All/Bern Balanced A	339,921	526,556
Robertson Stephens Partners	296,857	369,857
Fidelity Advisor International Small Cap T	294,845	453,127

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan

NOTE 4. INVESTMENT CONTRACT WITH FIDELITY PRICING AND CASH MANAGEMENT SERVICES

The Plan holds a stable value investment contract, Fidelity Advisor Stable Value Fund (the “Fund”), with Fidelity Pricing and Cash Management Services, the Trustee. The Fund is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans.  The Fund invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by a third party.   The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The wrap issuer agrees to pay the Fund an amount sufficient to cover unit holder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrappers have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above).  The purpose of the wrappers is to preserve the investors’ principal investment while earning interest income, providing more stabilization than a traditional investment.

As described in Note 2, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract.  Contract value, as reported by Fidelity Pricing and Cash Management Services, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The stable value investment contract does not permit Fidelity Pricing and Cash Management Services to terminate the agreement prior to the scheduled maturity date.

The following are the average yields for the stable value investment contract for 2008 and 2007:

Average Yields:	2008	2007
Based on actual earnings	2.99%	3.96%
Based on interest rates credited to participants	2.83%	4.15%

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan

NOTE 5.  TAX STATUS

The Plan is an adoption of the standardized prototype plan written by Fidelity Management & Research Company. The prototype sponsor received a favorable determination letter dated October 9, 2003, in which the Internal Revenue Service stated that the prototype plan, as then designated, was in compliance with applicable requirements of the IRC.  Therefore, the Plan Administrator believes that the Plan is qualified and the related trust is tax exempt as of the financial statement dates.  Accordingly, no provision for federal income taxes has been made.

NOTE 6.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event the Plan is terminated, participants will become fully vested in their accounts.

The Scotts Company, LLC, parent of the Company, pursued divesting Smith & Hawken, Ltd. but was unable to negotiate economically reasonable terms. The Scotts Company, LLC continues to evaluate options for Smith & Hawken, Ltd. Any impact to the Plan is unknown.

NOTE 7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, as of December 31:

	2008	2007
Net assets available for benefits per the financial statements	$5,342,276	$6,866,021

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(24,255)	(2,296)

Rounding	(2)	-

Net assets available for benefits per the Form 5500	$5,318,019	$6,863,725

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan

The following is a reconciliation of investment income per the financial statements to the Form 5500, as of December 31:

2008

Interest and dividend income and net depreciation of investments per the financial statements	$(2,263,158)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2008	(24,255)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2007	2,296

Rounding	(3)

Net investment loss per the Form 5500	$(2,285,120)

NOTE 8.  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Pricing and Cash Management Services, the Trustee as defined by the Plan.  These transactions qualify as party-in-interest transactions.  Usual and customary fees were paid by the mutual fund for the investment management services.

NOTE 9.  FAIR VALUE MEASUREMENTS

The Plan adopted Statement of Financial Accounting Standards ("SFAS") No. 157, “Fair Value Measurements” ("SFAS 157"), effective January 1, 2008, with respect to the fair value measurement and disclosure of assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs in the fair value hierarchy under SFAS 157 are as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•	Level 2 – Inputs to the valuation methodology include:
-	Quoted prices for similar assets or liabilities in active markets;
-	Quoted prices for identical or similar assets or liabilities in inactive markets;
-	Inputs other than quoted prices that are observable for the asset or liability;
-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end.
•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
•	Participant loans: Valued at amortized cost, which approximates fair value.
•
Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (See Note 2).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company’s investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds	$4,263,148	$-	$-	$4,263,148
Common stocks	65,527	-	-	65,527
Stable value investment contracts	-	884,478	-	884,478
Participant loans	-	-	94,576	94,576
Total investments at fair value	$4,328,675	$884,478	$94,576	$5,307,729

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Participant Loans
Balance, beginning of year	$76,346
Purchases, sales, issuances and settlements (net)	18,230
Ending Balance	$94,576

NOTES TO FINANCIAL STATEMENTS

Smith & Hawken
401(k) Plan

NOTE 10.  RECENT ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued SFAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities" ("SFAS 161"), which amends the disclosure requirements of SFAS No. 133, “Accounting for Derivative instruments and Hedging Activities.”  SFAS 161 requires increased disclosures about derivative instruments and hedging activities and their effects on an entity's financial position, financial performance, and cash flows.  SFAS is effective for fiscal years beginning after November 15, 2008, with early adoption permitted.  SFAS 161 is not expected to have a material impact on the Plan's financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which is intended to improve financial reporting by identifying the sources of accounting principles and the consistent framework, or hierarchy, for selecting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities.  SFAS 162 will be effective 60 days after the U.S. Securities and Exchange Commission approves the Public Company Accounting Oversight Board's amendments to AU section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles".  SFAS 162 is not expected to have a material impact on the Plan's financial statements.

In April 2009, the FASB issued three FASB Staff Positions, which provide additional guidance and enhance disclosures regarding fair value measurements and impairment of securities, FASB Staff Position No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value Financial Instruments,” FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” and FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.”  These staff positions 1) require that the fair value of all financial instruments be disclosed in both interim and annual reporting periods; 2) modify the criteria used to assess other-than-temporary impairments (OTTI) of debt securities and collectability of cash flows; 3) bifurcate the recognition of OTTI between earnings and other comprehensive income; 4) require expanded and more frequent disclosures about OTTI; 5) permit adjustments to estimated fair values when, due to significant decrease in the volume and level of market activity or evidence that a market is not orderly, the valuation technique does not fairly present the price at which willing market participants would transact at the measurement date; and 6) require disclosure about inputs and valuation techniques used to measure fair value for both interim and annual reporting periods.  The staff positions are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted.  The sponsor has not determined the effect of adopting the staff positions on the net assets available for benefits and changes in those net assets.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

Smith & Hawken
401(k) Plan

EIN 06-1359589
Plan Number 001

December 31, 2008

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	All/Bern Balanced A	Mutual Fund	N/A	$339,921
	Columbia Acorn A	Mutual Fund	N/A	443,557
*	Fidelity Advisor Diversified International Fund	Mutual Fund	N/A	480,316
*	Fidelity Advisor Dividend Growth Fund	Mutual Fund	N/A	5
*	Fidelity Advisor International Small Cap T	Mutual Fund	N/A	294,845
*	Fidelity Advisor Leveraged Common Stock Fund	Mutual Fund	N/A	3,579
*	Fidelity Advisor New Insights	Mutual Fund	N/A	730,433
*	Fidelity Advisor Stable Value	Common Collective Trust	N/A	884,478
*	Fidelity Advisor Strategic Income Fund	Mutual Fund	N/A	425,967
	JPM Intrepid America Fund	Mutual Fund	N/A	513,529
	JPM Intrepid Value Fund	Mutual Fund	N/A	147,651
	JPM Equity Index Fund	Mutual Fund	N/A	586,488
	Robertson Stephens Partners	Mutual Fund	N/A	296,857
	The Scotts Company Common Shares	Employer Securities	N/A	65,527
*	Participant Loans	Notes receivable (interest at prevailing local rate)	N/A	94,576
				$5,307,729

*	Party-in-interest to the Plan.

SMITH & HAWKEN 401(K) PLAN

ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2008

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm – Meaden & Moore, Ltd.